                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PIONEER COMPANIES, INC.
                      (formerly known as GEV Corporation)
                      -----------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value
                     ------------------------------------
                        (Title of Class of Securities)


                                   723643102
                                   ---------
                                (CUSIP Number)

                            Richard C. Kellogg, Jr.
                            4200 NationsBank Center
                                 700 Louisiana
                             Houston, Texas  77002
                                (713) 225-3831
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 20, 1995
                                --------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/ .

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 723643102
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard C. Kellogg, Jr.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      or 2(e)                                                              /_/

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,337,338
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          481,325
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      481,325

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/X/
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

- ------------------------------------------------------------------------------

                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 723643102
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kiowa Estate Trust

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      or 2(e)                                                              /_/

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cook Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            N/A

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          481,325 (as directed by trust protector)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          481,325 (as directed by trust protector)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      481,325

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/X/
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

- ------------------------------------------------------------------------------

                        ORIGINAL REPORT ON SCHEDULE 13D


Item 1. Security and Issuer

        The class of equity securities to which this statement ("this Statement") relates is Class A Common Stock, par value $.01 per share ("Common Stock"). The name and address of the principal executive office of the issuer of the Common Stock (the "Issuer") are Pioneer Companies, Inc., 165 Mason Street, Greenwich, Connecticut 06830. The Issuer was formerly known as "GEV Corporation" and changed its name from "GEV Corporation" to "Pioneer Companies, Inc." on April 20, 1995 in connection with the acquisition referred to below.

        As of April 27, 1995, the Issuer effected a one-for-four reverse split of the Common Stock. All Common Stock amounts set forth in this Statement, and per share amounts with respect to Common Stock, have been adjusted to give effect to such stock split.

Item 2. Identity and Background

        The persons filing this Statement ("reporting persons") believe that they, together with William R. Berkley ("Berkley") and certain entities related to Berkley, may constitute a "group" within the meaning of the rules and regulations issued under Section 13(d) of the Securities and Exchange Act of 1934, as amended. None of the reporting persons hereby undertakes any responsibility for the accuracy or completeness of any information concerning any other reporting person, or any other person that may constitute a member of any such group, contained in this Statement.

Information with Respect to Richard C. Kellogg, Jr.

        The following information in this Item 2 is provided with respect to Richard C. Kellogg, Jr. ("Kellogg").

        (a) The name of the reporting person is Richard C. Kellogg, Jr. Kellogg is the beneficial owner of 481,325 shares of Common Stock, which shares are held of record by the Kiowa Estate Trust, a trust for which Southpac Trust International Inc. serves as trustee (the "Trustee"). As the trust protector and a beneficiary of the Kiowa Estate Trust, Kellogg has the authority to direct the Trustee respecting voting and disposition of the Common Stock.

        (b) The business address of Kellogg is 4200 NationsBank Center, 700 Louisiana, Houston, Texas 77002.

        (c) Kellogg's principal occupation is serving as President of the Issuer, and as an officer of subsidiaries of the Issuer.

        (d) Kellogg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) During the last five years, Kellogg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Kellogg is a citizen of the United States of America.

Information with Respect to the Kiowa Estate Trust

        The following information in this Item 2 is provided with respect to the Kiowa Estate Trust:

        (a) The name of the reporting person is Kiowa Estate Trust.

        (b) The business address of the Kiowa Estate Trust is c/o Richard C. Kellogg, Jr., 4200 NationsBank Center, 700 Louisiana, Houston, Texas 77002.

        (c) The Kiowa Estate Trust is the record holder of 481,325 shares of Common Stock. The Trustee pursuant to the Kiowa Estate Trust votes and disposes of the Common Stock as directed by Kellogg in his capacity as the trust protector under the Kiowa Estate Trust.

        (d) The Kiowa Estate Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) During the last five years, the Kiowa Estate Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or first order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Sources and Amounts of Funds or Other Consideration

        The Kiowa Estate Trust purchased 481,325 shares of Common Stock from the Issuer on April 20, 1995 for $2,541,400, or $5.28 per share. The shares of Common Stock so acquired by the Kiowa Estate Trust were acquired with personal funds, constituting a portion of the proceeds received by the Kiowa Estate Trust on such date from the sale to a subsidiary of the Issuer of shares of the common stock of Pioneer Americas, Inc., a Delaware corporation.

Item 4. Purpose of Transaction

        The Kiowa Estate Trust acquired the shares of Common Stock for investment purposes and in connection with the acquisition (the "Acquisition") by the Issuer and its wholly owned subsidiary, Pioneer Americas Acquisition Corp. ("Acquisition Corp.") of all of the outstanding common stock of Pioneer Americas, Inc.

        Neither Kellogg nor the Kiowa Estate Trust has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a) See the information contained in items (7) - (10), (11) and (13) on each of the cover pages of this Statement for a description of the aggregate number and percentage of outstanding shares of Common Stock beneficially owned (including the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition) by each person described in Item 2.

        To the knowledge of the reporting persons, Berkley is the beneficial owner of 2,015,104 shares of Common Stock, and Interlaken Investment Partners, L.P. ("Interlaken Partnership") is the beneficial owner of 2,840,909 shares of Common Stock. To the knowledge of the reporting persons, Interlaken Management Partners, L.P. is the sole general partner of the Interlaken Partnership, and Lake Management, Inc. is the sole general partner of Interlaken Management Partners, L.P. Berkley is the sole stockholder and chairman of the board of Lake Management, Inc.

        Kellogg and the Kiowa Estate Trust disclaim beneficial ownership of the shares of Common Stock beneficially owned by Berkley or any affiliate of Berkley, as to which Kellogg has shared power to vote.

        (b) See paragraph (a) above.

        (c) The Kiowa Estate Trust acquired the 481,325 shares of Common Stock from the Issuer on April 20, 1995 in connection with the Acquisition.

        In connection with the Acquisition, Kellogg entered into an employment agreement with the Issuer and was granted, pursuant to the Issuer's 1995 Stock Incentive Plan, options for the purchase of 123,076 shares of Common Stock for an exercise price of $6.50 per share. These options are exercisable beginning April 20, 1998.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer

        In connection with the Acquisition, Kellogg and Berkley entered into a shareholders agreement, which provides that Kellogg will vote any shares of Common Stock owned by him or over which he exercises voting control for Berkley's designees for election to the Issuer's Board of Directors and that Berkley will vote any shares of Common Stock owned by him or over which he exercises voting control for the election of Kellogg as a director of the Issuer, in each case for so long as Kellogg is employed by the Issuer pursuant to his employment agreement with the Issuer.

        In connection with the Acquisition, the Issuer entered into a Registration Rights Agreement with Kellogg and certain other holders of Common Stock pursuant to which the Issuer granted to Kellogg and such other stockholders certain rights to have shares of Common Stock (including shares held of record by the Kiowa Estate Trust) included in registration statements that may be filed by the Issuer with respect to its equity securities.

        In connection with the Acquisition, Kellogg entered into an employment agreement with the Issuer and was granted, pursuant to the Issuer's 1995 Stock Incentive Plan, options for the purchase of 123,076 shares of Common Stock for an exercise price of $6.50 per share. These options are exercisable beginning April 20, 1998.

        Neither Kellogg nor the Kiowa Estate Trust is a party to any agreement or arrangement with the Interlaken Partnership.

        Although 481,325 shares of Common Stock subject to this Statement are held of record by the Kiowa Estate Trust, Kellogg, as the trust protector and beneficiary of such trust, has exclusive authority to direct the voting and disposition of such shares.

Item 7. Material to be Filed as Exhibits

        The following exhibits are filed with this Statement:

        Exhibit 1: Shareholders Agreement between William R. Berkley and Richard C. Kellogg, Jr.

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

May 3, 1995


                                                       Richard C. Kellogg, Jr.
                                                      ------------------------
                                                       Richard C. Kellogg, Jr.

                                   SIGNATURE


    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

May 3, 1995                      KIOWA ESTATE TRUST

                                 By:  Southpac Trust International Inc.,
                                      as Trustee



                                 By:    Howard Shulman
                                        ------------------------------------

                                        Howard Shulman, as the duly authorized
                                        attorney-in-fact and agent of Southpac
                                        Trust International Inc., in its
                                        capacity as Trustee of The Kiowa Estate
                                        Trust and not in its personal capacity